Exhibit 3.2(a)

ARTICLES OF AMENDMENT

to the

ARTICLES OF INCORPORATION

of

ARÊTE INDUSTRIES, INC.

PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS OF

15% SERIES A1 CONVERTIBLE PREFERRED STOCK

Arête Industries, Inc., a Colorado corporation (the “Corporation”), pursuant to Section 7-110-103 and 7-110-106 of the Colorado Business Corporation Act (the “Act”), hereby amends its designation of the 15% Series A1 Convertible Preferred Stock filed with the Colorado Secretary of State on October 7, 2011. In compliance with the Act, the following Amendment was duly approved and adopted by the Corporation’s Board of Directors, on November 18, 2011, and by the holders of the outstanding shares of the 15% Series A1 Convertible Preferred Stock on December 2, 2012.

Section 9, Redemption by Holder, of the 15% Series A1 Convertible Preferred Stock designation is hereby deleted in its entirety and amended and restated as follows:

Section 9. Redemption by Holder.

(a)  Optional Redemption. Unless prohibited by Colorado law governing distributions to shareholders, the Corporation, upon ninety (90) days’ prior written request from any holders of outstanding shares of Series A1 Preferred Stock, at its discretion, may redeem at a redemption price equal to the sum of (i) $10,000 per share and (ii) the accrued and unpaid dividends thereon, to the redemption date, up to one-third of each holder’s outstanding shares of Series A1 Preferred Stock on: (i) the first anniversary of the Original Issue Date (the “First Redemption Date”), (ii) the second anniversary of the Original Issue Date (the “Second Redemption Date”) and (iii) the third anniversary of the Original Issue Date (the “Third Redemption Date”, along with the First Redemption Date and the Second Redemption Date, collectively, each a “Redemption Date”). The redemption price for any shares of Series A1 Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. In the event the Corporation does not make a requested redemption under this Section 9, the Applicable Conversion Price (as defined in Section 4) with respect to the shares requested to be redeemed, shall be reduced by 50%, and a certificate as to such adjustment shall be furnished in accordance with Section 4(c)(iii) hereof, to each holder who requested such redemption. Any unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above. If on any Redemption Date, Colorado law governing distributions to shareholders prevents the Corporation from redeeming all shares of Series A1 Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

(b)  Notice of Redemption. Notice of every redemption request by the holders of outstanding shares of Series A1 Preferred Stock shall be given to the Corporation at least ninety (90) days prior to each Redemption Date. Each redemption request shall be irrevocable.

(c)  No Sinking Fund. The Series A1 Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.

IN WITNESS WHEREOF, Arête Industries, Inc. has caused this Amendment to be executed by its duly authorized officer, on this 29th day of May, 2012.

ARÊTE INDUSTRIES, INC.

By:	/s/ Donald W. Prosser
Name: Donald W. Prosser Title: Chairman and CEO

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